Exhibit 2.1

ANNOUNCEMENT AGREEMENT

BETWEEN	Danisco A/S,

AND	E. I. du Pont de Nemours and Company

AND	Denmark Holding ApS

CONTENTS

1.	BACKGROUND AND PURPOSE	1
2.	CERTAIN DEFINITIONS	2
3.	STRATEGIC RATIONALE FOR THE OFFER AND INTENTIONS OF THE OFFEROR	6
4.	THE OFFER	6
5.	FINANCING OF THE OFFER	10
6.	BOARD RECOMMENDATION AND DISCLOSURE ANNOUNCEMENT	12
7.	PRE-ANNOUNCEMENTS	13
8.	CO-OPERATION AND CERTAIN COVENANTS OF THE COMPANY	13
9.	ANTI-TRUST FILINGS	14
10.	RELEASE FROM CERTAIN CSSA OBLIGATIONS AND AMENDMENT OF THE CSSA	15
11.	ADDITIONAL AGREEMENTS	16
12.	REDEMPTION OF MINORITY SHAREHOLDERS AND SETTLEMENT OF SHARE OPTIONS	17
13.	CERTAIN UNDERTAKINGS AND COVENANTS BY THE OFFEROR	18
14.	TERMINATION	21
15.	NOTICES	21
16.	FEES AND EXPENSES	23
17.	ASSIGNMENT	23
18.	AMENDMENTS AND WAIVERS	23
19.	GUARANTEE OF PARENT	23
20.	HEADINGS	24
21.	ENTIRE AGREEMENT; RELIANCE	24
22.	GOVERNING LAW AND DISPUTES	24

SCHEDULES

Schedule 1.2	Draft Offer Document
Schedule 6.1	Board Recommendation
Schedule 7.1	Pre-Announcements
Schedule 8.4	Warranties
Schedule 9.1	Jurisdictions
Schedule 12	Share Options

i

ANNOUNCEMENT AGREEMENT

AMONG	Danisco A/S
CVR no. 11350356
Langebrogade 1
1001 Copenhagen K
Denmark
(the “Company”),

AND	E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(the “Parent”)

AND	Denmark Holding ApS
(CVR) (33382154)
Amerika Plads 37
DK-2100 Copenhagen
(the “Offeror”)

1.                                    BACKGROUND AND PURPOSE

1.1                               On 2 December 2010, the Company and Parent entered into a Confidentiality and Standstill Agreement (the “CSSA”) on account of Parent’s expressed interest in making a recommended public offer in cash for the acquisition of the entire share capital of the Company (the “Shares” as defined below) on certain terms described by Parent to the board of directors of the Company (the “Board”).

1.2                               Following the signing of the CSSA, (i) Parent and its advisers have participated in a management presentation and certain expert Q&A sessions and have conducted a review of the Group (as defined below) for the purpose of Parent reaching its final decision as to causing the Offeror to make a recommended public offer for its acquisition of the Shares (the “Offer” as defined below) in compliance with applicable Danish law, rules and regulations, and (ii) Parent and the Offeror have proposed to the Board that the Offer is made on terms and conditions set forth in the draft offer document attached hereto as Schedule 1.2 (the “Draft Offer Document”, as defined below).

1.3                               The Offeror is a wholly owned and fully controlled Subsidiary of Parent with no prior activities and which has been incorporated by Parent for the sole purpose of making the Offer.

1.4                               This Announcement Agreement has been entered into by the Parties in order to confirm, subject to the terms and conditions set forth herein, that:

(a)        Parent and the Offeror will (i) Publish and make a public pre-announcement of the Offer prior to Publication of the Offer Document and the Board Recommendation in accordance with Section 4(2) of the Danish Take Over Order, and (ii) cause the Offeror to Publish and make the Offer;

(b)       such Offer, when Published and made, will be recommended by the Board as set forth in Clause 6.1;

(c)        subject to Completion, the Offeror undertakes to arrange for the Company being able to perform its obligations under the existing share option plans to which the Company is a party on the terms set forth in Clause 12; and

(d)       the Offer will be made in the United States, among other jurisdictions.

2.                                    CERTAIN DEFINITIONS

2.1                               As used herein, the following terms shall have the following meaning:

“Acquisition Proposal” means any bona fide inquiry, proposal or offer from any Person (other than Offeror or its Affiliates) relating to any (1) (a) tender or exchange offer involving shares of the Company or (b) other acquisition of Shares that, if consummated, would result in any Person directly or indirectly owning securities representing 25% or more of the Company’s total voting power or equity interests, (2) merger, consolidation or other business combination involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or (3) direct or indirect acquisition or purchase of any assets or businesses that, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole other than the Offer.

“Affiliates” means any company or other legal entity Controlling or Controlled by, directly or indirectly, the Company, Parent or the Offeror, as the case may be. For the purpose hereof, the Company and its Affiliates immediately prior to Completion shall not be considered Affiliates of the Parent or the Offeror.

“Agreement” means this Announcement Agreement, including the Schedules.

“Board” means the Company’s board of directors.

“Board Recommendation” means the Board’s statement in favor of the Offer in accordance with section 14 of the Take Over Order and Clause 6.1 of this Agreement.

“Business Day” means any day, other than Saturdays and Sundays, where the banks are generally open in Denmark and in the United States of America for transaction of business.

“Companies Act” means the Danish Act on Public and Private Limited Companies, Act no. 470/2009 as amended (in Danish “Selskabsloven”).

“Company” means Danisco A/S, a public limited company incorporated and existing under the laws of Denmark with company reg. no. (CVR) 11350356 and having its principal address at Langebrogade 1, DK-1001 Copenhagen K.

“Completion” means the completion, including settlement, of the Offer in accordance with the terms and conditions as set out in the Offer Document and this Agreement, and “Complete”/“Completed” shall be interpreted accordingly.

“Compulsory Acquisition” has the meaning ascribed to it in Clause 12.1.

“Conditions” means the conditions for Completion as set out in Clause 4.6 hereof.

“Continuing Employees” has the meaning ascribed to it in Clause 13.2.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise (and “Controlled” and “Controlling” shall have a correlative meaning).  For purposes of this definition, a general partner of a Person shall always be considered to Control such Person.

“Covered Person” has the meaning ascribed to it in Clause 13.3.

“Credit Agreement” has the meaning ascribed to it in Clause 5.1.

“CSSA” has the meaning ascribed to it in Clause 1.1.

“D&O Insurance” has the meaning ascribed to it in Clause 13.3.

“DFSA” means the Danish Financial Supervisory Authority (in Danish “Finanstilsynet”).

“Disclosure Schedule” means the schedule in the agreed form dated as at the date of this Agreement, executed by the Company and delivered to the Offeror and Parent immediately before the execution of this Agreement fully and fairly disclosing information constituting limitations of or exceptions to the Warranties.

“Draft Offer Document” means the draft offer document prepared by Parent and the Offeror and which is attached hereto as Schedule 1.2.

“Executive Management” means the Company’s executive board consisting of CEO Tom Knutzen and CFO Søren Bjerre-Nielsen.

“Group” means the Company and its Affiliates.

“Material Adverse Effect” means any specific, or series of related, events, matters or circumstances, which has had or would with the lapse of time justifiably be expected to have an enduring and material adverse effect on the operations, business activities or financial position of the Group taken as a whole; provided, however, that any of the following events, matters, circumstances or conditions or effects thereof on the Group shall not be deemed to constitute and shall not be taken into account in determining whether there has been a material adverse effect: (i) any failure by the Group to meet its revenue and/or earnings projections and/or financial ambitions such as published by the Company (provided that the underlying causes of such failure may be taken into account), (ii) any event that results from conditions or any matter or circumstance affecting any of the industries in which the Company and/or any of its Subsidiaries operate (other than in a manner materially disproportionate to the Group, taken as a whole), (iii) any event that results from conditions or any matter or circumstance affecting general worldwide or regional economic, business, financing and/or capital market conditions, (iv) any event, matter or circumstance the basis of which the Parent and/or the Offeror are aware on account of the Company’s public disclosures made prior to the date hereof and/or on account of the Parent’s investigations into the affairs of the Group prior to the date of this Agreement and/or (v) any event, matter or circumstance related to Dupont Danisco Cellulosic Ethanol LLC.

“Minimum Acceptance” has the meaning ascribed to it in Clause 4.6(a).

“NASDAQ OMX” means Nasdaq OMX Copenhagen A/S, Denmark.

“Offer” means the Offeror’s voluntary recommended public offer to be made in accordance with Section 32 of the Danish Securities Trading Act, the Take Over Order, the Offer Document and this Agreement for any and all Shares for the Per Share Offer Price.  The term the “Offer” (i) shall include any extension or improvement of the Offer made by the Offeror after Publication of the Offer in accordance with applicable law, rules and regulations, but (ii) shall not include any new public offer for the Shares made by the Offeror in replacement of the Offer (if the Offer is withdrawn or otherwise not Completed, regardless of the reason).

“Offer Document” means the Draft Offer Document (as possibly amended subject to and in accordance with this Agreement) approved by the DFSA on the basis of which the Offer will be made.

“Offer Period” means the period starting on the date of the Publication of the Offer Document and ending the later of 4 weeks and 20 US Business Days thereafter, as such period may or shall be extended by the Offeror in accordance with applicable law, rules and regulations, the Offer Document and this Agreement.

“Parties” means the Company, the Offeror and Parent, and the term “Party” shall mean the Company, the Offeror or the Parent as the context requires. Unless otherwise specifically stated, Parent and the Offeror shall for the purpose of this Agreement be considered one single Party.

“Per Share Offer Price” means DKK 665 per Share of nominally DKK 20 or any increase thereto made in the sole discretion of the Offeror and Parent in accordance with Clause 4.4(a).

“Person” means any individual, corporation, limited liability company, joint venture, partnership, association, trust, unincorporated organisation or any other entity or group.

“Pre-Announcement” means each Party’s announcement provided for in Clause 7.

“Publish” or “Published” means any announcement of the Offer and the Offer Document, the Board Recommendation and other public announcements to be made in connection with the Offer pursuant to applicable law, rules and regulations and any filing required to be made with the DFSA and, if required by law, rules or regulations, the dissemination of such documents or information to the Company’s shareholders in the manner prescribed by applicable law, rules or regulations, and the term “Publication” shall be interpreted accordingly.

“Representatives” means, with respect to any Person, its Subsidiaries and its and their respective officers, trustees, directors, employees, agents or representatives (including investment bankers, financial or other advisors, accountants, attorneys, brokers, finders or other agents).

“Schedules” means the schedules to this Agreement, which form an integrated part hereof.

“Securities Trading Act” means the Danish Act on Securities Trading, Consolidated Act no. 959/2010 as amended (in Danish “Værdipapirhandelsloven”).

“Share Options” means any and all share options issued and outstanding, vested or unvested, as of the date hereof, pursuant to the Company’s share option plans for 2005, 2006, 2007, 2008, 2009 and 2010 as set out in Schedule 12 and which remain non-exercised as of the expiry of the Offer Period or which have been exercised but not yet honored and fulfilled by the Company as of the expiry of the Offer Period.

“Shares” means 47,693,295 shares of nominally DKK 20 each of the Company.

“Subsidiary” means any Person, more than fifty percent (50%) of the shares or other equity interests (having voting power) of which are owned, directly or indirectly, by the Person specified.

“Take Over Order” means the DFSA’s Executive Order on Take Over Bids, Executive Order no. 221/2010 (in Danish “Bekendtgørelse om overtagelsestilbud”).

“Warranties” means the representations and warranties (in Danish “garantier”) of the Company set out in Schedule 8.4 hereto.

3.                                    STRATEGIC RATIONALE FOR THE OFFER AND INTENTIONS OF THE OFFEROR

3.1                               When entering into this Agreement, Parent and the Offeror have informed the Board, and the Board has relied upon, that the Offeror’s intentions and strategic rationale with regards to an acquisition of the Group are as set forth in the Draft Offer Document.

4.                                    THE OFFER

4.1                               The Offer is made in respect of and comprises any and all Shares, but the Company shall not be entitled to accept the Offer in respect of any of its treasury shares.

4.2                               Subject only to:

(a)        The Offeror’s receipt of a final approval of the Draft Offer Document (as may be amended pursuant to Clause 4.4 hereof) from the DFSA; and

(b)       The simultaneous Publication of the Board Recommendation in accordance with Clause 6.1 hereof;

Parent hereby warrants, undertakes and covenants to the Company and the Board that (i) the Offeror will make the Offer and Publish the Offer Document as soon as possible following the final approval by the DFSA of the Draft Offer Document (as may be amended pursuant to Clause 4.4) in accordance with all applicable law, rules and regulations and (ii) it has, and that the Offeror will have, all necessary corporate approvals in accordance with its constituent documents, articles of association and other corporate documentation as well as applicable law, rules and regulations necessary in order for Parent, through its control as sole direct or indirect shareholder of the Offeror, and the Offeror to make and (subject only to satisfaction or waiver of the Conditions) to Complete the Offer. Furthermore, the Offeror hereby warrants, undertakes and covenants to the Company and the Board that the Offeror will make the Offer and Publish the Offer Document as soon as possible following the final approval by the DFSA of the Draft Offer Document (as may be amended pursuant to Clause 4.4) in accordance with all applicable law, rules and regulations, and that when making the Offer, the Offeror will have all necessary corporate approvals in accordance with its constituent documents, articles of association and other corporate documentation as well as with applicable law, rules and regulations necessary in order for it to make and (subject to satisfaction or waiver of the Conditions) to Complete the Offer.

4.3                               Parent and the Offeror warrant, undertake and covenant to the Company and the Board that:

(a)        The Offer is being made for the Offeror’s own account and on behalf of Parent; and

(b)       Neither the Offeror nor Parent has entered into any agreement, letter of intent, or understanding (whether orally or in writing), nor has the Offeror or Parent had any discussions, with any third party (other than the Offeror or Affiliates of the Offeror) that such third party (i) shall become a co-shareholder, directly or indirectly, in the Company or any Group company, or (ii) shall acquire any assets, directly or indirectly, of or from the Group, following Completion.

4.4                               The terms of the Offer are set out in the Draft Offer Document.  The terms and conditions of the Offer shall not be amended without the consent of the Board, except:

(a)        That the Offeror shall have the right, in its sole discretion, to (i) increase the Per Share Offer Price to be paid by Offeror pursuant to the Offer or otherwise improve the terms of the Offer in favour of the Company’s shareholders as compared with the Draft Offer Document, (ii) amend the Minimum Acceptance to reduce the amount of Shares required to satisfy such Condition (but not below 80 per cent of the Shares disregarding the Company’s treasury shares, if any, at the expiration of the Offer Period) without the consent of the Board, (iii) extend the Offer Period in accordance with Clause 4.7 below, and (iv) waive any of the other Conditions, in each case (except as provided in (ii) above) without the prior written consent of the Board;

(b)       If the DFSA requests changes to the Draft Offer Document in order for the DFSA to approve the Draft Offer Document in accordance with the Take Over Order, in which case (i) each of the Parties reserves the right, in its sole discretion after consultation with the other Parties, to independently verify or challenge the DFSA’s position, (ii) the Parties shall in good faith negotiate any required changes in the Draft Offer Document and this Agreement, it being agreed and understood that this Agreement and the terms and conditions of the Offer set out in the Draft Offer Document and this Agreement shall remain as intact and as close as legally permissible to the contents thereof originally intended by the Parties and (iii) the Board reserves, in accordance with Clause 6.1, its right not to issue the Board Recommendation; and

(c)        In case of any discrepancies or inconsistencies between the terms of the Offer set out in this Agreement and in the Draft Offer Document (or if the Draft Offer Document is not completed at the signing of this Agreement), this Agreement shall prevail and the Draft Offer Document shall be amended and completed accordingly.

The Parties agree that in the event of any inconsistencies between the English and any Danish version of the Draft Offer Document, the wording of the English version shall prevail until the earlier of the point in time when (i) the Parties agree on the wording of the Danish version of the Draft Offer Document and (ii) the Danish version of the Draft Offer Document has been finally approved by the DFSA, and the Danish version of the Offer Document shall prevail from that point in time.

4.5                               Parent and the Offeror hereby represent to the Board (including each individual member thereof) and the Executive Management that the content of the Offer Document (other than information provided by the Company and its Representatives specifically for insertion into the Offer Document, which shall include information made public by the Company) shall be, in all material respects, true, correct and not misleading.  The Board (and each individual member of the Board) and the Executive Management shall be entitled to disclose this representation to the public and/or any court of competence if any claims or criticism are raised against the Board Recommendation or otherwise against the Board’s and the Executive Management’s involvement in the Offer and the process leading to the making and Publication of the Offer.

4.6                               The Offer is and will be subject to and conditional upon the following, and only the following, conditions (the “Conditions”) being satisfied, or waived by Offeror, acting in accordance with this Agreement and otherwise in its sole discretion, as of the expiry of the Offer Period (or, in the case of subclause (b), immediately following such event):

(a)        That the Offeror owns, or has received valid acceptances of the Offer, in respect of an aggregate of more than 90 per cent of the Shares (excluding the Company’s treasury shares, if any) and voting rights in the Company as of the expiry of the Offer Period (the “Minimum Acceptance”);

(b)       That the Board has not withdrawn or modified the Board Recommendation in a manner adverse to the Offeror or the Offer (it being agreed that the (i) Board recommending the Company’s shareholders to accept an Acquisition Proposal or (ii) failing to express an overall recommendation of the Offer as compared to the Acquisition Proposal, in each case in a statement issued by the Board in relation thereto pursuant to section 14 of the Take Over Order, shall be deemed to be an adverse recommendation to the Offeror and the Offer);

(c)        That there is no change in or binding undertaking to amend or change the share capital of the Company or its articles of association and that there have been no announcements of proposals of the Board in relation hereto;

(d)       That the Company does not (and does not agree to) sell or in any other way dispose of any of its holding of treasury shares (except for any such disposals, prior to the expiry of the Offer Period, in connection with the exercise of any of the share options set out in Schedule 12);

(e)        That the Company does not (and does not agree to) issue any or authorize the issuance of any securities in respect of, exercisable or exchangeable for, directly or indirectly convertible into, in lieu of or in substitution for shares of the Company;

(f)    That the Offeror has obtained any necessary approvals and clearances from the relevant competition authorities in the European Union and China to Complete the Offer, and the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated;

(g)   That Completion is not precluded or materially threatened or impeded by any legislation adopted after the date of this Agreement or by any decision of a court or governmental authority of competence on a basis which is not related to any filing and/or submission of information having to be made or given as a result of the Offer or in order to Complete the Offer;

(h)   That after the date of this Agreement neither the Company nor any of its Subsidiaries have entered into any agreements or commitments, whether in one or more transactions, involving (i) divestitures of any business or tangible or intangible assets (other than such assets as are sold as part of the Group’s ordinary course of business), or (ii) acquisitions of any business (including any assets comprising a business) or securities, whether through a merger, demerger, contribution (including to a joint venture) or otherwise, in either case for an aggregate amount or an enterprise value in excess of DKK 250,000,000 in any transaction or related series of transactions or DKK 500,000,000 in the aggregate or which would have the effect of preventing the Offeror from obtaining the approvals for Completion referred to in Clause 4.6(f) or (iii) acquisitions of any business or operations outside of the enzymes and specialty food and feed ingredients businesses currently conducted by the Group;

(i)    That the Company has not breached its obligations pursuant to Clause 8.6 in a manner which is material to the Company and its Subsidiaries, taken as a whole; it being agreed and understood that any events, matters or circumstances beyond the reasonable control of the Company or arising of out applicable law, rules and regulations or any contractual arrangement, agreements or instruments to which any member of the Group or its assets are bound shall not be taken into account when determining whether this Condition is fulfilled or not; and

(j)    That no Material Adverse Effect shall have occurred after the date of this Agreement.

4.7           In the event that at the time the Offer would otherwise be scheduled to expire (i) any of the Conditions have not been satisfied or waived, (ii) a “competing bid” (as such term is defined in the Take Over Order, article 16) has been publicly announced and not withdrawn, (iii) the Minimum Acceptance is waived or amended in accordance with Clause 4.4(a), or (iv) such action is required by applicable law, rules or regulations, the Offeror may extend the

Offer Period from time to time beyond such Offer expiration date in accordance with applicable law, rules and regulations (it being understood and agreed that (a) in the event that a competing bid has been publicly announced and not withdrawn, Offeror may extend the Offer Period so that it expires simultaneously with the expiry of the offer period (or any extensions thereof) for such competing bid and (b) in the event the Minimum Acceptance is waived or amended in accordance with Clause 4.4(a), Offeror may extend the Offer Period so at least 14 days remain in the Offer Period after such waiver or amendment or as otherwise required by applicable law, rules or regulations).  Without limiting the preceding sentence, the Offeror shall be obligated to extend the Offer Period (including by way of applying for any possible extension of the Offer Period in accordance with the Take Over Order) (i) if at the expiration thereof all Conditions (other than the Conditions set forth in Clauses 4.6(a), 4.6(f) or 4.6(g)) have been satisfied or waived and, at such time, either the Condition in Clause 4.6(f) and/or the Condition in Clause 4.6(g) is not satisfied, or (ii) one time following announcement that the Conditions set forth in Clause 4.6(f) and 4.6(g) have been satisfied.  Any extension by the Offeror shall be for a period such that, after giving effect to the extension, a period of no less than the longer of 14 calendar days and 10 Business Days remains in the Offer. Notwithstanding anything in this Agreement to the contrary, the Offeror may not, and shall not be required to, extend the Offer Period beyond 31 October 2011, unless otherwise agreed to by the Parties, and the Offer shall terminate on such date (if not theretofore terminated or expired). For the avoidance of doubt, the Offer Period may be extended by one or more occasions.

4.8           In the event a competing bid (as such term is defined in the Take Over Order, article 16) is publicly made by a third party (i) at a price higher than the Per Share Offer Price or (ii) on terms otherwise more favourable to the shareholders of the Company when compared to the Offer and, in the case of clause (ii), the Board has recommended such competing bid (and in any such case, the Offeror has not matched such competing offer after a period of five (5) Business Days), any acceptances of the Offer shall be cancelled.  Except as otherwise provided above, shareholder acceptances of the Offer may not be withdrawn or cancelled without the consent of the Offeror.

5.             FINANCING OF THE OFFER

5.1           Parent and the Offeror have prior to the entering into of this Agreement delivered to the Company a copy of the signed and executed credit agreements entered into by and between Parent, the lenders and agents named therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (each, a “Credit Agreement” and collectively, the “Credit Agreement”)  in respect of the full amount required to satisfy all acceptances under the Offer. Parent and the Offeror warrant, undertake and covenant to the Board and the Company, that

(a)   The Offeror has and will throughout the period until and including Completion have access to, and at the Completion shall have, fully sufficient cash funds to purchase and pay for any and all Shares tendered in the Offer in accordance with the terms set out in the Offer Document;

(b)   Subject to Completion, the Offeror has and will have sufficient funds to (i) acquire any Shares and treasury shares acquired by holders of any Share Options upon exercise of their Share Options and (ii) redeem any remaining shareholders of the Company, both in accordance with Clause 12 of this Agreement;

(c)   Neither the Credit Agreement nor any other agreement or arrangement to which Parent or the Offeror is a party or by which Parent or the Offeror or any of their assets are bound, nor any of Parent’s or the Offeror’s constituent documents, articles of association, other corporate documentation or any law, rules, regulations or orders applicable to Parent or the Offeror contain any terms or conditions that would prevent or delay the Offeror from commencing or Completing the Offer as contemplated by this Agreement and the Offer Document, including the Offeror’s waiver of any of the conditions of the Offer set out in Clause  4.6 which the Offeror may be required to waive pursuant to this Agreement;

(d)   Simultaneously with the signing of this Agreement, Parent has delivered to the Company a letter from JPMorgan Chase Bank, N.A. as administrative agent under the Credit Agreement irrevocably and unconditionally confirming that the Effective Date (as defined in the Credit Agreement) has occurred;

(e)   Unless the Board in writing consents otherwise, the Parent shall ensure that (i) all conditions in Section 4.02 of the Credit Agreement are duly and timely fulfilled in order for the Parent to draw down the necessary cash funds under the Credit Agreement to purchase and pay for any and all Shares tendered in the Offer in accordance with the terms set out in the Offer Document and (ii) it is able to transfer these cash funds to the Offeror; provided, however, that this provision shall no longer apply if and from such time as (i) the Commitments (as defined in the Credit Agreement) are reduced to zero in circumstances where subclause (f) below has been complied with or (ii) the Offer has been fully funded in accordance with Clause 5.2;

(f)    If the Commitments are reduced prior to the Funding Date (as defined in the Credit Agreement) due to the Parent’s or any of its subsidiaries’ receipt of Net Cash Proceeds (as defined in the Credit Agreement) in accordance with Section 2.08 (a) (Mandatory Termination or Reduction) (iv) of the Credit Agreement, immediately upon receipt of such Net Cash Proceeds to transfer the Net Cash Proceeds in an amount equal to the amount of such reduction to a blocked account or escrow arrangement, in either case reasonably acceptable to the Company and Parent, with JPMorgan Chase Bank, N.A. or the escrow agent, as applicable, to be irrevocably and unconditionally released by it only to satisfy Parent’s and the Offeror’s obligations under this Agreement and the Offer or, if the Offer is not Completed, to the Parent or financing sources which provided such funds; and

(g)   The Credit Agreement shall not be amended, terminated or replaced in a manner adverse to the Company’s shareholders (without limitation any amendment, termination or replacements of Section 4 of the Credit Agreement and/or any reduction of the Commitments (as defined in the Credit Agreement) (other than in accordance with Section 2.08 (a) (Mandatory Termination or Reduction) of the Credit Agreement) shall be deemed adverse to the Company’s shareholders) without the prior written consent of the Board.

5.2           Notwithstanding the foregoing, nothing in this Agreement shall prohibit Parent or the Offeror from, in whole or in part, using funds at the Completion consisting of cash existing at the time and funds acquired otherwise than pursuant to the Credit Agreement to satisfy any of its obligations under this Agreement and the Offer; provided, however, that use of such funds shall not limit the obligations under Clause 5.1(f) in the event the Commitments are reduced prior to the Funding Date.

5.3           Parent and the Offeror warrant and confirm to the Company and the Board that Parent and the Offeror have taken due regard to Danish restrictions regarding financial assistance applicable to the Group when obtaining the financing required to finance the Offer and that the Offeror has in the Offer Document fully disclosed its intentions with regard to declaring any dividends or other payments in accordance with section 12 of the Take Over Order.

6.             BOARD RECOMMENDATION AND DISCLOSURE ANNOUNCEMENT

6.1           The Board undertakes and covenants to the Offeror that subject to and immediately upon the Offer Document being Published in accordance with this Agreement, it shall issue and Publish the Board Recommendation substantially in the form attached hereto as Schedule 6.1; provided however, that the Board shall not be under any obligation to issue or Publish such Board Recommendation if any event has occurred between the date and time of the signing of this Agreement and such time and date when the Board Recommendation was otherwise due to be Published in accordance herewith, that under applicable law, rules, regulations and/or practices would make it illegal or contrary to the Board’s fiduciary or similar duties to issue the Board Recommendation.

6.2           Immediately prior to Publication of the Pre-Announcements, the Company will Publish a company announcement via NASDAQ OMX disclosing certain inside information (as defined in the Securities Trading Act) which has been made available to the Offeror prior to the signing of this Agreement.

7.             PRE-ANNOUNCEMENTS

7.1           The Parties agree that immediately following the signing of this Agreement, they shall each Publish the Pre-Announcements set forth in Schedule 7.1, respectively, concerning the entering into of this Agreement and the Offeror’s making of the Offer, it being understood and agreed that the Pre-Announcement of the Company shall include a statement by the Board of its intention to issue the Board Recommendation immediately upon the Publishing of the Offer Document (subject to the terms of this Agreement).

7.2           The Pre-Announcements shall be published by the Company via NASDAQ OMX, the DFSA and by Parent and shall be filed by Parent as an exhibit to a Current Report on Form 8-K with the U.S. Securities and Exchange Commission.

8.             CO-OPERATION AND CERTAIN COVENANTS OF THE COMPANY

8.1           The Company undertakes to reasonably assist the Offeror in seeking an expedient distribution and communication of the Offer Document to the shareholders of the Company known to the Company and who are registered in their own name as shareholders of the Company.  The Offeror shall reimburse the Company for its reasonable and documented costs related to its assistance.  To assist the Offeror in complying with the laws, rules and regulations of jurisdictions other than Denmark, the Company shall, to the extent such information can be obtained by the Company without unreasonable efforts, provide details on the distribution of its shareholders and their estimated holdings on a country by country basis in order for the Offeror to review any potential distribution restrictions.  The Offeror shall not be entitled to receive identifiable information from the Company about any particular shareholder.

8.2           The Company will at the end of the last Business Day before the expiry of the Offer Period inform the Offeror (and Publish a company announcement if so required by applicable law, rules and regulations) of the number of treasury shares held by the Company at that time as well as of the number of Shares, which is required to satisfy the Share Options, see also Clause 12 below.

8.3           Subject to applicable law, rules and regulation, the Company will after Publication of the Offer Document, at the request of the Parent, to a reasonable extent take part in high level non-binding discussions about the possible integration of the Group into the Parent’s group.  In connection with Parent’s ability to account for the Offer and the Compulsory Acquisition on its consolidated financial statements, the Company shall provide to Parent and its Representatives information and access as reasonably requested in connection with purchase accounting for the Offer and Compulsory Acquisition.

8.4           Subject to the Disclosure Schedule, the Company hereby represents and warrants to Parent and Offeror as provided in Schedule 8.4 hereto.

8.5           The Company hereby covenants and undertakes to the Parent and the Offeror that it shall not, and that the Company will procure that its Subsidiaries shall not, take any action or omit to take any action which would render the fulfillment of any of the Conditions set out in Clauses 4.6(c), 4.6(d), 4.6(e) or 4.6(h) not possible to satisfy.

8.6           From the date of this Agreement until directors designated by the Offeror comprise a majority of the Board or the earlier termination of this Agreement in accordance with its terms, (i) the Company shall, and shall use reasonable best efforts to cause each of its Subsidiaries to, conduct the Group’s businesses in the ordinary course consistent with past practice, and (ii) the Company shall not make any material amendments to the employment contracts with any member of the Group’s executive committee.

8.7           The obligations under this Clause 8 shall automatically terminate in the event of, and then immediately upon, the Board withdrawing the Board Recommendation pursuant to Clause 11.  For the avoidance of doubt, nothing in this Clause 8 shall be deemed to restrict the freedom of action of the Group as provided for in Clause 11 below.

9.             ANTI-TRUST FILINGS

9.1           Parent and the Offeror have informed the Board that promptly following Publication of the Pre-Announcements, Parent or the Offeror, as applicable, shall make filings with the merger control authorities set out in Schedule 9.1 (subject to delay, except in the U.S., at the option of the Offeror in the event the Offeror determines, after discussion with the Company, that such delay would be beneficial in facilitating or accelerating the obtaining of approvals from such merger control authorities).

9.2           The Company undertakes to reasonably assist, subject to applicable law, rules and regulations, the Offeror with fulfilling any information requests made by the authorities referred to in Schedule 9.1 either by making such information available to the Offeror or by presenting such information directly to the said authorities.

9.3           The Parties agree that, where legally permissible and not objected to by the authorities, both the Offeror and the Company shall have the right to be present or represented in meetings with any authorities referred to in Schedule 9.1, and the Parties undertake to inform one another of any such meetings well in advance of the meetings being scheduled and the outcome of such meetings, if relevant.

9.4           The preparation of relevant filings and submissions of information and any other communications with the authorities referred to in Schedule 9.1 shall be led by the Offeror and its legal counsel. The Company and its legal counsel shall be consulted on an on-going basis with regard to any filings and submissions. For this purpose, the Offeror shall give the Company all relevant information necessary for the Company to pursue its interests.  In particular no Confidential Information (as defined in the CSSA) concerning the Group shall be submitted to the authorities without the Company’s prior written consent. To the extent any relevant information cannot be given to the Company due to applicable competition law, rules and regulations in the given jurisdiction, a principle of full openness on a counsel-to-counsel basis shall apply, in order for the Company’s counsel to be able to advice the Company.

9.5           With reference to the Condition set out in Clause 4.6(f) hereof, Parent and the Offeror undertake and covenant to the Board and the Company to take all steps and accept any requirements and remedies necessary (without limitations) in order to obtain any approvals and clearances pursuant to applicable merger control rules which are necessary for Completion, including negotiating, offering and effecting such measures needed for obtaining approval and clearance.

10.          RELEASE FROM CERTAIN CSSA OBLIGATIONS AND AMENDMENT OF THE CSSA

10.1         Subject to and upon Publication of the Pre-Announcements, the Company hereby:

(a)   Confirms that, notwithstanding any other provision of the CSSA, the Confidential Information (as defined in the CSSA) shall not include any information with respect to the Group or the Proposed Transaction (as defined in the CSSA) that is or becomes publicly available in the course of the conduct of the Offer in accordance with the terms and conditions of the CSSA, this Agreement and applicable law, rules and regulations; and

(b)   Releases Parent and Offeror from any obligations under the CSSA insofar as such obligations prohibit or restrict (i) contacts or discussions with shareholders of the Company, to the extent those contacts or discussions are reasonably necessary or appropriate in connection with the Offer and the Completion thereof, (ii) obtaining undertakings from any shareholders of the Company in respect of the Offer and (iii) acquiring, or agreeing to acquire, any Shares.

The Parties confirm that the CSSA shall be deemed amended accordingly.

10.2         For the avoidance of doubt, the foregoing shall not affect any other obligations undertaken by Parent in the CSSA.

10.3         By the signing of this Agreement, the Offeror shall be deemed to have acceded to the CSSA as a party thereto together with Parent.

10.4         Notwithstanding any provision of the CSSA, JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA shall be permitted to disclose Confidential Information to potential additional lenders under the Credit Agreement, provided that such lenders have acknowledged and agreed to hold such Confidential Information confidential in accordance with customary confidentiality arrangements and that Parent shall be responsible to the Company for any breach by such lenders of their obligations under such confidentiality arrangements.

11.          ADDITIONAL AGREEMENTS

11.1         Subject to Clauses 8.5 and 8.6 of this Agreement, nothing in this Agreement shall hinder or restrict the Company or the Board during the period from the signing of this Agreement until and including Completion from:

(a)   Conducting the Group’s businesses as the Board and the Executive Management deem fit and appropriate and deciding on the strategy of the Group as the Board deems fit and appropriate and in accordance with their fiduciary and similar duties, however in doing this, for the avoidance of doubt, taking the existence of the Offer and this Agreement into due consideration;

(b)   Upon being approached by any bona fide third party to engage in discussions or negotiations with any such third party and otherwise facilitating or assisting in processes that may lead to an alternative proposal or public offer to acquire any Shares or any other transaction involving the Company and its Affiliates or any of their assets, as deemed reasonably necessary or appropriate (as decided by the Board in its sole discretion) in the exercise of the Board’s fiduciary or similar duties under applicable law, rules and regulations; provided, however, that the Company shall, and shall cause the other members of the Group and its and their respective Representatives to:

(1)           immediately cease all existing or planned discussions or negotiations with any Person (other than Parent or the Offeror) with respect to an Acquisition Proposal, and

(2)           not actively solicit or initiate any inquiries related to or the making of an Acquisition Proposal;

(c)   Withdrawing or amending the Board Recommendation as deemed reasonably necessary or appropriate (as decided by the Board in its sole discretion) in the exercise of the Board’s fiduciary or similar duties under applicable law, rules and regulations;

(d)   Recommending any competing public offer for the acquisition of all or a part of the Shares as deemed reasonably necessary or appropriate (as decided by the Board in its sole discretion) in the exercise of the Board’s fiduciary or similar duties under applicable law, rules and regulations; or

(e)   Taking any other action as deemed reasonably necessary or appropriate (as decided by the Board in its sole discretion) in the exercise of the Board’s fiduciary or similar duties under applicable law, rules and regulations.

11.2         The obligations undertaken by the Company and the Board under this Clause 11 shall automatically terminate in the event of, and then immediately upon, the Board withdrawing the Board Recommendation pursuant to this Clause 11.

12.          REDEMPTION OF MINORITY SHAREHOLDERS AND SETTLEMENT OF SHARE OPTIONS

12.1         The Offeror confirms to the Board and the Company that upon Completion of the Offer, if the Offeror hold the requisite number of Shares under sections 70-72 of the Companies Act, the Offeror will initiate and complete a redemption of the remaining minority shareholders of the Company in accordance with sections 70-72 of the Companies Act, as provided for in the Draft Offer Document (the “Compulsory Acquisition”). In the event that the redemption process is initiated while the current Board members elected by the general meeting have not yet been replaced with members designated by the Offeror, the Board covenants, at the request of the Offeror, to cooperate expediently with the Offeror in connection with the fulfillment of the requirements in sections 70-72 in the Companies Act and to promptly issue the statement related to the overall terms of the redemption required under section 70.2, which statement shall inter alia refer to the Board’s prior recommendation of the Offer.

12.2         Subject to and after Completion, the Offeror undertakes and covenants to the Company to deliver or cause to be delivered to the Company such number of Shares that are necessary in order for the Company to honor and fulfill any Share Options, and the Company agrees to use such Shares for such purpose; provided, however, that the Offeror shall not be obligated to deliver, or cause to be delivered, Shares to the Company if after giving effect to such delivery and any subsequent transfer of such Shares upon exercise of any Share Options, the Offeror would hold less than the number of Shares equal to the sum of (i) the minimum number of Shares required to effect the Compulsory Acquisition and (ii) 0.25% of the outstanding shares of the Company. Any Shares delivered in accordance with the preceding sentence shall be delivered free and clear of any third party rights to a Danish securities account designated for such purposes by the Company not later than two Business Days after the Offeror having received written notice from the Company requesting the delivery of Shares. The Company may make one or several such instructions.  The Company warrants, undertakes and covenants to use such Shares as delivered to it by the Offeror solely for the purpose of honoring and fulfilling the Share Options.

12.3         The Company shall pay the Offeror a purchase price for the Shares delivered to it pursuant to Clause 12.2 by the Offeror not later than three Business Days after the Shares having been transferred into the designated securities account. The purchase price shall be the Per Share Offer Price.

12.4         The Parties agree to co-operate with a view to ensure that the transactions provided for in Clause 12.2 shall be carried out as soon as possible after Completion in connection with or as part of the redemption of the minority shareholders provided for in Clause 12.1.

12.5         Notwithstanding Clauses 12.2 and 12.3, as soon as possible following Completion of the Offer, the Company shall, at the request of the Offeror, offer to make payment to each holder of a Share Option, in settlement of such Share Option (to the extent such payment would not cause adverse tax consequences to such holder), of an amount equal to the product of (i) the excess of the Offer Price (as defined in the Offer Document) over the exercise price per Share under such Share Option times (ii) the number of Shares subject to such Share Option.  The Company, at the request of the Offeror, shall pay such amount to the holder of the Share Option, effect such tax and other withholdings as are required by applicable law, rules and regulations, and cause any Share Option with respect to which such payment is made to be of no further force or effect following such payment.  Notwithstanding anything in this Agreement to the contrary, following the expiry of the Offer Period and subject to the announcement by the Offeror that the Offer will be Completed, the Company shall not sell, transfer or dispose of any treasury shares (including in connection with the exercise of any Share Options) without the prior consent of the Offeror, such consent not be unreasonably withheld or delayed.

13.          CERTAIN UNDERTAKINGS AND COVENANTS BY THE OFFEROR

13.1         The Offeror undertakes and covenants to the Board that immediately upon Completion, the Offeror will request the Board to, and the Board shall promptly, convene an extraordinary general meeting for the purpose, inter alia, of (i) electing new Board members in replacement of the current members elected by the general meeting, and (ii) if so decided by the Offeror to request authorisation from the shareholders to apply for de-listing of the Shares from Nasdaq OMX.

13.2         Without limiting any rights and benefits of the Group’s employees arising out of applicable law, rules and regulations, the Offeror undertakes and covenants to the Board and the Company as follows with regard to employee benefit matters:

(a)   From Completion of the Offer until December 31, 2011 (and thereafter at the sole discretion of the Offeror), the Offeror shall provide (or cause members of the Group to provide) to each employee of the Group who continues to be employed by the Group (the “Continuing Employees”) total compensation opportunities that are at least substantially comparable in the aggregate to the compensation opportunities provided to such Continuing Employees immediately prior to the execution of this Agreement.

(b)   With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to Completion, the Company shall retain the liability (and the Offeror shall cause the Company to discharge such liability) for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company and its subsidiaries.

(c)   With respect to any employee benefit plan, program, policy and arrangement maintained by Parent or any subsidiary thereof in which any Continuing Employee may participate effective as of the Completion, the Offeror shall take such actions as are necessary to recognize all service of the Continuing Employees with the Group for purposes of (i) vesting and eligibility and (ii) level of benefits (for purposes of vacation, severance and other service-based benefits, but not for purposes of benefit accruals under any defined benefit pension plan), to the same extent and for the same purposes that such service was recognized under a corresponding Group benefit plan as of the Completion; provided, however, that no such credit shall be required to the extent that it would result in a duplication of benefits for the same period of service.

(d)   Parent shall take such actions as are necessary to cause the group health plan maintained by Parent or any subsidiary thereof, to the extent such group health plan is made available to the Continuing Employees after Completion, to (i) waive any evidence of insurability requirements, waiting periods, and any limitations as to preexisting medical conditions under the group health plan applicable to the Continuing Employees and their spouses and eligible dependents (but only to the extent that such preexisting condition limitations did not apply or were satisfied under the applicable Company benefit plan prior to the Completion) and (ii) provide the Continuing Employees with credit, for the calendar year in which Completion occurs, for the amount of any out-of-pocket expenses or deductible expenses that were covered by the applicable medical or dental Group benefit plan and are incurred by them during the calendar year in which the Completion occurs under a group medical or dental plan maintained by Parent or any subsidiary thereof.

13.3         The Offeror undertakes and covenants to the Company, the Board and the Executive Management as follows:

(a)   From and after the Completion, the Offeror shall indemnify and hold harmless, to the fullest extent permitted by applicable law, rule and regulation, all past and present directors and officers of the Group (each a “Covered Person”) from and against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation  arises out of or pertains to: (i) any action or omission or alleged action or omission in such Covered Person’s capacity as a director, officer or employee of the Company or any of its Affiliates occurring

(or, in the case of an omission, that allegedly should have occurred) at or prior to Completion, (ii) any action or omission or alleged action or omission in such Covered Person’s capacity as a fiduciary of any employee benefit plan of the Company or any of its Affiliates occurring (or, in the case of an omission, that allegedly should have occurred) at or prior to Completion or (iii) this Agreement, the Offer or any of the other transactions contemplated herein; provided, however, that Offeror shall not be liable for any settlement effected without Offeror’s prior written consent (which shall not be unreasonably withheld).  Following Completion, the Offeror shall advance to each Covered Person any expenses actually and reasonably incurred in defending any claims, actions, suits, proceedings or investigations with respect to the matters subject to indemnification pursuant to this Clause 13.3 upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined by a final and non-appealable judgment issued by a court of competent jurisdiction that such Covered Person is not entitled to be indemnified pursuant to this Clause 13.3, and such determination shall be made independently of the outcome of any determination made with respect to the underlying claim, action, suit proceeding or investigation.

(b)   The Offeror shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation against a Covered Person for which indemnification may be sought under this Clause 13.3 unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation.

(c)   For six years from and after Completion, the Company shall maintain for the benefit of the Company’s directors and officers, as of the date of this Agreement and as of Completion, an insurance and indemnification policy that provides coverage for events occurring prior to such directors and officers ceasing to hold office within the Group (the “D&O Insurance”) that is substantially equivalent to and in any event not less favourable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that the Company shall not be required to pay an annual premium for such policy in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date hereof.

(d)   In the event the Company (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations of the Company set forth in this Clause 13.3.

(e)   The obligations under this Clause 13.3 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Clause 13.3 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Clause 13.3 applies shall be third party beneficiaries of this Clause 13.3).

14.          TERMINATION

14.1         This Agreement may be terminated:

(a)   By mutual written consent of the Parties;

(b)   By either Party, if the Offeror, subject to the terms of this Agreement, withdraws the Offer based on a failure of any of the Conditions to be satisfied or waived by the expiry of the Offer Period or otherwise provided for in the introduction in Clause 4.6; or

(c)   By the Company, if (i) the Offeror has not Published within three Business Days after the expiry of the Offer Period that the Offer will be Completed, or (ii) the Offeror breaches its obligation to make payment to settle the Offer.

14.2         This Agreement shall terminate automatically if Completion has not occurred on or before 31 October 2011.

14.3         In the event of termination of this Agreement as set forth in Clause 14.1, written notice thereof shall be given to the other Party as promptly as possible.

14.4         The CSSA, as amended in accordance with Clause 10.1, and Clauses 13.3, 15, 16, 17, 18, 19, 20, 21 and 22 of this Agreement shall survive termination of this Agreement.  No termination of this Agreement shall relieve any Party of any liability for any breach of this Agreement by such Party prior to such termination.

15.          NOTICES

15.1         All the notices between the Parties concerning matters arising out of this Agreement shall be sent by (i) registered letter with return receipt or (ii) e-mail or fax (to be followed up by ordinary letter within 24 hours after transmission) to the following addresses and e-mails or such other address or e-mail as may subsequently be notified by a Party to the other in accordance with this Clause 15:

For Parent and the Offeror:	E. I. du Pont de Nemours and Company
1007 Market Street

Wilmington, Delaware 19898
	Attn.:	Thomas M. Connelly, Jr., Executive Vice
President and Chief Innovation Officer
Thomas L. Sager, Esq., Senior Vice
President and General Counsel
Fax No.: (302) 695-1705
	E-mail:	Thomas.M.Connelly-1@USA.dupont.com
Thomas.L.Sager@USA.dupont.com

with a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Fax No.: (212) 735-2000
	Attn.:	Lou R. Kling, Esq.
Thomas W. Greenberg, Esq.
Brandon Van Dyke, Esq.
Fax No.: (212) 735-2000
	E-mail:	Lou.Kling@skadden.com
Thomas.Greenberg@skadden.com
Brandon.VanDyke@skadden.com

and

Plesner
Amerika Plads 37
DK-2100 København Ø
Fax No.: +45 33 12 00 14
	Attn.:	Christian Th. Kjølbye
Thomas Holst Laursen
	E-mail:	thl@plesner.com
ctk@plesner.com

For the Board and the Company:	Danisco A/S
Attn.: Chairman of the Board of Directors
Langebrogade 1
DK-1001 Copenhagen
Fax No.: +45 32 66 21 75
	E-mail:	henriette.fetterlein@st-group.com

with a copy to:	Kromann Reumert
Attn.: Christian Lundgren

Sundkrogsgade 5
DK-2100 Copenhagen
Denmark
E-mail:	cl@kromannreumert.com

Any such notice shall be in the English language.

16.          FEES AND EXPENSES

16.1         Subject to Clause 8.1, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such fees and expenses.

17.          ASSIGNMENT

17.1         Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties.

18.          AMENDMENTS AND WAIVERS

This Agreement may be amended and the terms hereof may be waived only by written instrument signed by the Parties or in the case of a waiver, by the Party waiving its rights under this Agreement.

19.          GUARANTEE OF PARENT

19.1         From the date of this Agreement through the closing of the Compulsory Acquisition or earlier termination of this Agreement in accordance with its terms (which termination shall not, for the avoidance of doubt, relieve Parent from its guarantee for the Offeror’s fulfillment of its obligations in relation to the Offer and the Offer Document toward the Company’s shareholders or from any other liability or obligation of the Offeror referred to below having arisen prior to such termination) Parent hereby agrees to irrevocably and unconditionally guarantee to the Company (and, to the extent they are explicit beneficiaries thereof (after taking into account Clause 21.2), the Board (including each individual member thereof) and the Executive Management) as primary obligor (in Danish: “selvskyldnerkautionist”) the due, full and punctual performance by Offeror of its present and future obligations, liabilities, representations, warranties, undertakings, covenants and/or agreements (including, without limitation, all payment obligations) set forth in this Agreement, the Offer and/or the Offer Document in accordance with the terms thereof (it being understood and agreed that the offeror in the Offer is the Offeror (and not Parent) and after purchase of such Shares in the Offer by the Offeror, the Offeror shall be the owner of such Shares).

20.          HEADINGS

20.1         The heading references in this Agreement and the table of contents of this Agreement are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions of this Agreement.

21.          ENTIRE AGREEMENT; RELIANCE

21.1         This Agreement, the Disclosure Schedule and the Schedules (and any other agreements entered into on or subsequent to the date hereof) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, except as regards the CSSA (as modified by this Agreement).

21.2         This Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder; provided, that this Agreement may be relied upon by the Board and each member thereof individually, acting in such capacity and, with regard to Clause 4.5 by the Executive Management, and Clause 13.3 may be relied upon by each Covered Person and any indemnitee referred to therein.

22.          GOVERNING LAW AND DISPUTES

22.1         This Agreement and any dispute or claim arising out of or in connection herewith shall be governed by and construed in accordance with the laws of the Kingdom of Denmark.

22.2         Any dispute or claim arising out of or in connection with this Agreement, including any disputes regarding the existence, validity or termination thereof, shall be finally settled by arbitration arranged by The Danish Institute of Arbitration in accordance with the rules of arbitration procedure adopted by The Danish Institute of Arbitration and in force at the time when such proceedings are commenced.  The place of the arbitration shall be Copenhagen.  The language of the arbitration shall be English.

[Rest of Page Intentionally Left Blank]

10 January 2011 Central European Time and 9 January 2011 New York Time

For Danisco A/S:

Board of Directors:

/s/ Jørgen Tandrup	/s/ Jesper Ovesen
Name: Jørgen Tandrup	Name: Jesper Ovesen
Title: Chairman	Title: Board member

Executive Management

/s/ Tom Knutzen	/s/ Søren Bjerre-Nielsen
Name: Tom Knutzen	Name: Søren Bjerre-Nielsen
Title: Chief Executive Officer (CEO)	Title: Chief Finance Officer (CFO)

For Denmark Holding ApS:

/s/ P. S. Schriber		/s/ T. A. Vandeveld
Name:	P. S. Schriber	Name:	T. A. Vandeveld
Title:	Director & Manager	Title:	Director & Manager

For E. I. du Pont de Nemours and Company:

/s/ Ellen J. Kullman		/s/ Nick Fanandakis
Name:	Ellen J. Kullman	Name:	Nick Fanandakis
Title:	Chair and Chief Executive Officer	Title:	Chief Financial Officer

Schedule 8.4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.1           Capitalisation

1.1.1        Clause 1.1.1 of the Disclosure Schedule sets forth on the basis of trading as of Friday, 7 January 2011, at 12 am (CET) and as per such date and time: (i) the entire number of Shares issued; (ii) the number of Shares which are owned by the Company; and (iii) the aggregate number of unexercised share options under the share option programs listed in Schedule 12.

1.1.2        Except as set forth in Clause 1.2.1 of the Disclosure Schedule, as of the date of this Agreement, there are no authorised, issued or outstanding shares or other securities, or rights or obligations convertible into or exercisable or exchangeable for shares or other securities, of the Company.

1.2           Benefit Plans

1.2.1        The Company has made available to the Parent or the Offeror each employee benefit and incentive or deferred compensation plan, program or agreement maintained by the Company or any of its Subsidiaries for any current or former officer, key employee or director of the Company or any of its Subsidiaries, if, and to the extent such plan, program or agreement is material in the context of the Offer.

1

Schedule 9.1

Jurisdictions

•      Argentina

•      Brazil

•      China

•      Colombia

•      European Union

•      Japan

•      Mexico

•      South Africa

•      South Korea

•      United States

1